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                               June 30, 2022

       Jarod Winters
       Chief Financial Officer
       Collectable Sports Assets, LLC
       333 Westchester Avenue, Suite W2100
       White Plains, NY 10604

                                                        Re: Collectable Sports
Assets, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 21
                                                            Filed May 31, 2022
                                                            File No. 024-11178

       Dear Mr. Winters:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment to Form 1-A No. 21 filed May 31, 2022

       General

   1.                                                   We note your disclosure
under    Notification of Acquisitions or Dispositions of
                                                        Underlying Assets
for the estimated use of proceeds for each    blind pool    offering that
                                                           [u]pon the purchase
or sale of any Underlying Asset for or owned by the Series, we will report information
regarding the purchase or sale of the Underlying Asset with the SEC on a Current Form on Form
1-U as well as post that information on our website and, to the extent required,
supplement or amend this Offering Circular.    Please clarify whether it is
                                                        your intention to
purchase the assets for your    blind pool    offerings before this offering is
                                                        qualified. Once your
underlying asset is identified, please update the relevant sections in your offering circular,
including the underlying assets, the terms of the securities, the plan of distribution, the
minimum amount and maximum number of series interests, and the use of proceeds. Please
note that your offering statement will not be qualified unless the
 Jarod Winters
Collectable Sports Assets, LLC
June 30, 2022
Page 2
       underlying asset has been identified.
2. We note your disclosure that "[a]fter the close of the escrow period, each class of shares will be sold at the then-current transaction price, which will generally
be the prior month   s
       NAV per share for such class." Please revise throughout the offering statement to fix the price for the duration of the offering. Refer to Rule 251(d)(3)(ii) of Regulation A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jennie Beysolow at 202-551-8108 or Jennifer L pez Molina at 202-
551-3792 if you have any questions.



                                                             Sincerely,
FirstName LastNameJarod Winters
                                                             Division of
Corporation Finance
Comapany NameCollectable Sports Assets, LLC
                                                             Office of Trade &
Services
June 30, 2022 Page 2
cc:       Gary Brown
FirstName LastName